FILED BY ENDURANCE SPECIALTY HOLDINGS LTD.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: MONTPELIER RE HOLDINGS LTD.

COMMISSION FILE NO. 001-31468

Endurance and Montpelier Announce Results of Special General Meetings

PEMBROKE, Bermuda, June 30, 2015 —(BUSINESS WIRE)— Endurance Specialty Holdings Ltd. (NYSE: ENH) (“Endurance”) and Montpelier Re Holdings Ltd. (NYSE: MRH) (“Montpelier”) today announced that Montpelier common shareholders voted in favor of the proposed merger (the “Merger”) with Millhill Holdings Ltd., a direct, wholly-owned subsidiary of Endurance, at a special general meeting of Montpelier common shareholders held today, June 30, 2015, in Pembroke, Bermuda. It was also announced that Endurance ordinary shareholders voted in favor of the proposed Endurance ordinary share issuance in connection with the Merger at a special general meeting of Endurance ordinary shareholders held today, June 30, 2015, in Pembroke, Bermuda.

The Merger remains subject to other customary closing conditions, including receipt of regulatory approvals. Endurance and Montpelier expect to complete the Merger early in the third quarter of 2015.

About Endurance

Endurance is a global specialty provider of property and casualty insurance and reinsurance. Through its operating subsidiaries, Endurance writes agriculture, casualty and other specialty, professional lines and property, marine and energy lines of insurance and catastrophe, property, casualty, professional lines and specialty lines of reinsurance. Endurance maintains excellent financial strength as evidenced by the ratings of A (Excellent) from A.M. Best (XV size category) and A (Strong) from Standard and Poor’s on Endurance’s principal operating subsidiaries. Endurance’s headquarters are located at Waterloo House, 100 Pitts Bay Road, Pembroke HM 08, Bermuda and its mailing address is Endurance Specialty Holdings Ltd., Suite No. 784, No. 48 Par-la-Ville Road, Hamilton HM 11, Bermuda. For more information about Endurance, please visit www.endurance.bm.

About Montpelier

Montpelier, through its operating subsidiaries, is a premier provider of global property and casualty reinsurance and insurance products. Additional information can be found in Montpelier’s public filings with the Securities and Exchange Commission (the “SEC”).

Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995

Some of the statements in this joint press release may include, and we may make related oral, forward-looking statements which reflect our current views with respect to future events and financial performance. Such statements may include forward-looking statements both with respect to us in general and the insurance and reinsurance sectors specifically, both as to underwriting and investment matters. These statements may also include assumptions about the Merger (including its benefits, results, effects and timing). Statements which include the words “should,” “would,” “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “seek,” “will,” and similar statements of a future or forward-looking nature identify forward-looking statements in this joint press release for purposes of the U.S. federal securities laws or otherwise. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the Private Securities Litigation Reform Act of 1995.

All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or may be important factors that could cause actual results to differ materially from those indicated in the forward-looking statements. These factors include, but are not limited to, the effects of competitors’ pricing policies, greater frequency or severity of claims and loss activity, changes in market conditions in the agriculture insurance industry, termination of or changes in the terms of the U.S. multiple peril crop insurance program, a decreased demand for property and casualty insurance or reinsurance, changes in the availability, cost or quality of reinsurance or retrocessional coverage, our inability to renew business previously underwritten or acquired, our inability to maintain our applicable financial strength ratings, our inability to effectively integrate acquired operations, uncertainties in our reserving process, changes to our tax status, changes in insurance regulations, reduced acceptance of our existing or new products and services, a loss of business from and credit risk related to our broker counterparties, assessments for high risk or otherwise uninsured individuals, possible terrorism or the outbreak of war, a loss of key personnel, political conditions, changes in accounting policies, our investment performance, the valuation of our invested assets, a breach of our investment guidelines, the unavailability of capital in the future, developments in the world’s financial and capital markets and our access to such markets, government intervention in the insurance and reinsurance industry, illiquidity in the credit markets, changes in general economic conditions and other factors described in Endurance’s Annual Report on Form 10-K for the year ended December 31, 2014, Montpelier’s Annual Report on Form 10-K/A for the year ended December 31, 2014 and the joint proxy statement/prospectus on Schedule 14A, as filed with the SEC on May 26, 2015 (the “Joint Proxy Statement/Prospectus”).

Additionally, the proposed transaction is subject to risks and uncertainties, including: (A) that Endurance and Montpelier may be unable to complete the proposed transaction because, among other reasons, conditions to the closing of the proposed transaction may not be satisfied or waived; (B) uncertainty as to the timing of completion of the proposed transaction; (C) uncertainty as to the actual premium of the Endurance share component of the proposal that will be realized by Montpelier shareholders in connection with the transaction; (D) uncertainty as to the long-term value of Endurance ordinary shares; (E) failure to realize the anticipated benefits and synergies from the proposed transaction, including as a result of failure or delay in integrating Montpelier’s businesses into Endurance; (F) the risk that regulatory or other approvals required for the transaction are not obtained or are obtained subject to conditions that are not anticipated; (G) the inability to retain key personnel; (H) any changes in general economic and/or industry specific conditions; and (I) the outcome of any legal proceedings to the extent initiated against Endurance, Montpelier and others following the announcement of the proposed transaction, as well as Endurance and Montpelier management’s response to any of the aforementioned factors.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Endurance’s most recent report on Form 10-K, the risk factors included in Montpelier’s most recent report on Form 10-K/A, the risk factors included in the Joint Proxy Statement/Prospectus and other documents of Endurance and Montpelier on file with the SEC. Any forward-looking statements made in this joint press release are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our businesses or operations. Except as required by law, the parties undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Contacts:

For Endurance Specialty Holdings Ltd.

Investor Relations

Phone: +1 441 278 0988

Email: investorrelations@endurance.bm

Media Relations

Mark Semer and Thomas Davies

Kekst and Company

Phone: 212 521 4802/4873

Email: mark-semer@kekst.com and tom-davies@kekst.com

For Montpelier Re Holdings Ltd.

Investors:

Laura Newhook, 1-441-278-5067

Manager, Marketing and Investor Relations

Media:

Ruth Pachman, 1-212-521-4891

Kekst and Company

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